Exhibit 99.1

TAL Education Group to Hold Annual General Meeting on August 29, 2017

BEIJING, August 3, 2017—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced that it will hold its annual general meeting of shareholders at 15/F Danling SOHO, No. 6 Danling Street, Haidian District, Beijing, on August 29, 2017 at 10:00AM (Beijing time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on August 3, 2017 as the record date (the “Record Date”). Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to notice of the annual general meeting and any adjournment or postponement thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at http://en.100tal.com/investor. The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended February 28, 2017, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the Investor Relations section of its website at http://en.100tal.com/investor, as well as on the SEC’s website at http://www.sec.gov. Holders of the Company’s common shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing the Company’s Investor Relations Department at ir@100tal.com or by writing to:

15/F, Danling SOHO
No. 6 Danling Street, Haidian District
Beijing 100080
People’s Republic of China
Attention: Ms. Mei Li

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 567 physical learning centers as of May 31, 2017, located in 35 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Xiamen, Lanzhou, Dalian, Changchun, Guiyang, Dongguan, Changzhou, Xuzhou, Nantong and Foshan. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

For further information, please contact:

Mei Li
Investor Relations
TAL Education Group
Tel: +86-10-5292-6658
Email: ir@100tal.com

Caroline Straathof
IR Inside
Tel: +31 6 5462 4301
Email: info@irinside.com